CUSIP No. 381119106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-6

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Greg Link, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, LP, General Partner of Sentient Global Resources Fund IV, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

P O Box 590

Larkspur CO  80118

303-298-8443

July 1, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,582,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,582,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,746
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGRF III Parallel I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 357,044
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 357,044
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,166,841
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,166,841
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,166,841
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,166,841
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,166,841
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,166,841
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.

Identity and Background is amended to read as follows:

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SGRF III, Parallel I, LP (“Parallel I”), (iii) Sentient Executive GP III, Limited (“ Sentient Executive III”), (iv) Sentient GP III, Limited (“GP III); (v) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (vi) Sentient GP IV, Limited (“GP IV”); (vii) Sentient Executive GP IV, Limited (“ Sentient Executive IV”); and, (viii) Sentient GP IV, LP, Limited (“GP IV”)  (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, LP which is a Cayman Islands limited partnership (“GP III”). The sole general partner of GP III is Sentient Executive III which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, LP which is a Cayman Islands limited partnership (“GP IV”). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund III, Parallel I, and Fund IV is making investments in public and private companies engaged in mining and other natural resources activities.  The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive III is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund IV to purchase the Units of Golden Minerals are funds held by it for investment.

Item 4.

Purpose of Transaction is amended to read as follows:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

CUSIP No. 381119106

Effective July 1, 2013,  Andrew Pullar was elected to serve as a member of the Issuer’s Board of Directors.  Mr. Pullar is Chief Executive Officer of the Sentient Group, Limited, and is also a Director of Sentient Executive III and Sentient Executive IV.  As part of his compensation for serving as a Director of the Issuer, Mr. Pullar was granted an aggregate of 79,922 Restricted Stock Units (“RSU’s) under and pursuant to the Issuer’s 2009 Equity Incentive Plan (the “Plan”).  Each Restricted Stock Unit represents a contingent right to receive one share of Golden Minerals Company common stock. The Restricted Stock Units will vest on the first to occur of (i) the first anniversary of the grant date and (ii) a Change of Control as defined in the Plan. The common stock underlying the RSU’s are only issuable at such time as Mr.  Pullar ceases to be a Director of the Issuer.

The Sentient Group, Limited and the Sentient affiliated entities, including the Reporting Persons (collectively “Sentient Group”) have an informal policy that any compensation and other remuneration received by any of its affiliates by virtue of their service for or on behalf of a portfolio company inure to the benefit of the Sentient Group.  As a result, all shares of common stock of the Issuer which may be issued to Mr. Pullar under the RSU’s will be remitted by Mr. Pullar as directed by the Sentient Group, at the time of issuance.  As a result, Mr. Pullar disclaims beneficial ownership of the shares of common stock issuable under the RSU’s for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  No prediction can be made on the date of this Report as to the identity of the ultimate recipient of those shares of common stock when they are issued.  As a result of this uncertainty,  the Reporting Persons have not amended their Statement of Beneficial Ownership on Form 4 as filed under Section 16(a) of the Exchange Act or this Schedule 13D/A to reflect the issuance of the RSU’s to Mr. Pullar.

The percentage of outstanding shares owned by the Reporting Person is based upon the Issuer having a total of 43,417,833 shares issued and outstanding and does not include the RSU’s.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

CUSIP No. 381119106

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer is amended to read as follows:

See Item 4.a. above.

Fund III owns 3,582,746 shares of the Issuer’s common stock.

Parallel I owns 357,044 shares of the Issuer’s common stock.

Fund IV owns 4,483,944 shares of the Issuer’s common stock and warrants to acquire an additional 682,897 shares of the Issuer’s common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as previously reported.

Item 7.

Material to be Filed as Exhibits

The following additional exhibits are filed herewith:

(A)

Filing Agreement dated July 8, 2013 by and among Sentient Global Resources Fund III, LP;  SGRF III Parallel I, L.P.; Sentient Executive GP III, Limited; Sentient GP III, LP; Sentient Global Resources Fund IV, LP, Sentient GP IV, LP, its General Partner and,  and Sentient Executive GP IV, Limited, General Partner.

CUSIP No. 381119106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P.

     By: Sentient GP III, LP, General Partner

            By: Sentient Executive GP III, Limited,

                                     General Partner

By:   _/s/ Greg Link_______

Greg Link, Director

Date: July 8, 2013

SGRF III Parallel I, L.P. By: Sentient GP III, LP, General Partner By: Sentient Executive GP III, Limited, General Partner By: ___/s/ Greg Link_________ Greg Link, Director Date: July 8, 2013
Sentient GP III, LP By: _ _/s/ Greg Link_______ Greg Link, Director Date: July 8, 2013 Sentient Executive GP III, Limited By: _/s/ Greg Link_______ Greg Link, Director Date: July 8, 2013

Sentient Global Resources Fund IV, L.P.

     By: Sentient GP IV, LP, General Partner

            By: Sentient Executive GP IV, Limited,

                                     General Partner

By:   _____/s/ Greg Link_______

Greg Link, Director

Date: July 8, 2013

Sentient GP IV, LP By: _/s/ Greg Link________ Greg Link, Director Date: July 8, 2013 Sentient Executive GP IV, Limited By: _ _/s/ Greg Link______ Greg Link, Director Date: July 8, 2013

CUSIP No. 381119106

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited and Sentient Executive GP IV, Limited are as follows. Neither Sentient Executive GP III, Limited nor Sentient Executive GP IV, Limited has any executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 44, Grosvenor Place 225 George Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Peter Weidmann	Director	Germany	Investor Relations Manager	Schellingstrasse 76 80799 Munich Germany
Andrew Pullar	Director	Australian U.K.	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007Cayman Islands